SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

CONSOLIDATED SUMMARY VOTING MAP FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING SUMMONED FOR 11/30/2018, AT 10:00 A.M.

São Paulo, SP, Brazil, November 29, 2018 - GAFISA S.A. (BOVESPA: GFSA3; NYSE: GFA) (“Gafisa” or “Company”), pursuant to CVM Instruction No. 481/09, discloses its summary voting map for the Extraordinary Shareholders’ Meeting to be held on November 30, 2018, consolidating the voting instructions sent by shareholders through their custody agents, central depositary institution, bookkeeping agent, or directly to the Company, resulting in the map attached hereto.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive Officer, Chief Financial and Investor Relations Officer

GAFISA – Eldorado Office: Av. Nações Unidas, 8501 - 19º andar - CEP 05425-070 - Alto de Pinheiros - São Paulo - SP

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

CONSOLIDATED SUMMARY VOTING MAP FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING SUMMONED FOR 11/30/2018, AT 10:00 A.M.

Description of Resolution	Vote	Number of Shares
Election of the fiscal board by single group of candidates 1. Indication of all names that are in the slate - Membros indicados pela Administração	Approve	3,490,545
	Reject
	Abstain

2.  If one of the candidates that compose the chosen slate fails to integrate it to do the separate election as stated on Articles 161, § 4°, and 240 under Law 6.404/1976, can the votes corresponding to your shares continue to be directed to the chosen slate?

	Approve
	Reject	3,490,545
	Abstain	-

GAFISA – Eldorado Office: Av. Nações Unidas, 8501 - 19º andar - CEP 05425-070 - Alto de Pinheiros - São Paulo - SP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 29, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer